FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On October 30, 2014, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Special General Meeting of the Shareholders of the Company convened on October 29, 2014, as follows:

1.	Appointment of Ms. Lee-Bath Nelson as an external director for a period of three (3) years commencing October 29, 2014.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 21,663,337
The amount of shares voted for: 21,634,327

The amount of shares/securities voted which were not classified as shares  held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder : 6,360,187 of which 6,331,177 voted for approval of the transaction and  of which  12, 895 voted against approval of the transaction.

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or an interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder: 99.54%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.04%

2.	Appointment of Mr. Yehuda Freidenberg as an external director for a period of three (3) years commencing October 29, 2014.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 21,663,337
The amount of shares voted for: 21,637,866

The amount of shares/securities voted which were not classified  as shares   held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder : 6,360,187 of which 6,334,716 voted for approval of the transaction and  of which  9332 voted against approval of the transaction.

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or an interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder: 99.60%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.03%

3.
Approval of an extension of the Company’s engagement with IDB Development Corporation Ltd., an indirect controlling shareholder of the Company, in an whereby the Company shall continue to receive technical assistance and related support services for the Company’s computer systems from IDB’s support center, for a three year period commencing as of August 8, 2014.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 21,663,337
The amount of shares voted for: 21,630,169

The amount of shares/securities voted which were not classified  as shares   held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder : 6,360,187 of which 6,327,0196 voted for approval of the transaction and  of which  8450  voted against approval of the transaction.

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or an interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder: 99.47%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.02%

In addition, the following resolution was also approved by the shareholders:

4.
Approval of a grant of NIS 69,000 (NIS Sixty Nine Thousand) to the Company’s Chairman of the Board, Mr. Arie Mientkavich, on account of the discretionary performance evaluation component included in the annual bonus for 2013, pursuant to the Company’s compensation policy

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  October 30, 2014